EXECUTION COPY

CONFIDENTIAL

EXHIBIT 10.1

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Company, if publicly disclosed.  Double asterisks denote omissions.

CO-DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

by and between

EDITAS MEDICINE, INC.

AND

ALLERGAN SALES, LLC

Dated as of February 22, 2019

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8.	REPRESENTATIONS, WARRANTIES, AND COVENANTS		20

	8.1	Representations and Warranties of the Parties	20
	8.2	Additional Representations, Warranties, and Covenants of Editas	21
	8.3	Mutual Covenants	21
	8.4	Characterization of Agreement	22

9.	INDEMNIFICATION		23

	9.1	Indemnification by Allergan	23
	9.2	Indemnification by Editas	24
	9.3	Process for Indemnification	24
	9.4	LIMITATION OF LIABILITY	24

10.	TERM AND TERMINATION		24

	10.1	Term	24
	10.2	Mutual Termination	24
	10.3	Editas Termination for Convenience	25
	10.4	Allergan Unilateral Termination Rights	25
	10.5	Termination for Material Breach	25
	10.6	Termination due to Safety Concern	26
	10.7	Termination of Alliance Agreement	26
	10.8	Termination in Part in Connection with a Editas Change of Control or Assignment to a Successor-in-Interest	26
	10.9	Consequences of Termination of this Agreement	26
	10.10	Surviving Obligations	28

11.	DISPUTE RESOLUTION		29

	11.1	Exclusive Dispute Resolution Mechanism	29
	11.2	Resolution by Executives	29
	11.3	Right to Set-Off	29
	11.4	Governing Law	29

12.	MISCELLANEOUS		29

	12.1	Incorporation by Reference	29
	12.2	Assignment	29
	12.3	Notices	31
	12.4	Entire Agreement	32
	12.5	Independent Contractors	33

EXHIBIT 1.13			1

EXHIBIT 2.2(B)(I)(1)			1

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EXHIBIT 2.2(B)(I)(2)	1

EXHIBIT 2.2(D)	1

EXHIBITS 8.2(A) AND 8.2(D)	1

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CO-DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

This CO-DEVELOPMENT AND COMMERCIALIZATION AGREEMENT (this “Agreement”) is entered into and made effective as of February 22, 2019 (the “Effective Date”) by and between Editas Medicine, Inc., a Delaware corporation (“Editas”) and Allergan Sales, LLC, a Delaware limited liability company (“Allergan”).  Editas and Allergan are each referred to herein by name or as a “Party” or, collectively, as the “Parties.”

RECITALS

WHEREAS, Editas and Allergan Pharmaceuticals International Limited, an Affiliate of Allergan (“APIL”), entered into that certain Strategic Alliance and Option Agreement, dated as of March 14, 2017 (as may be amended and/or restated from time to time, the “Alliance Agreement”), pursuant to which APIL was granted and timely exercised an exclusive option to obtain an exclusive license to Develop, Commercialize, make, have made, use, offer for sale, sell and import Licensed Products arising from the LCA10 Program;

WHEREAS, pursuant to the terms of the Alliance Agreement, following exercise by APIL of its option with respect to the LCA10 Program, Editas had the right to elect to participate with APIL in the profits and losses resulting from the Development and Commercialization in the United States of all Licensed Products arising from the LCA10 Program;

WHEREAS, Editas has elected to participate with APIL in the profits and losses resulting from the Development and Commercialization in the United States of all Licensed Products arising from the LCA10 Program, following which the LCA Program became a Co-Co Program and any resulting product under such Program became a Co-Co Product under the Alliance Agreement;

WHEREAS, APIL and Allergan entered into that certain License Agreement, dated as of July 19, 2018, pursuant to which APIL sublicensed to Allergan APIL’s rights and obligations under the Alliance Agreement with respect to the LCA10 Program, including, without limitation, the right and obligation to enter into this Agreement; and

WHEREAS, Editas and Allergan will share the costs and certain responsibilities of Development of all Co-Co Products in the United States, and profits and losses resulting from Commercialization, of all Co-Co Products in the United States, and Allergan will be responsible for Developing and Commercializing all Co-Co Products in other countries, in accordance with the terms and conditions of this Agreement and the Alliance Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the covenants and promises contained in this Agreement and intending to be legally bound, the Parties agree as follows:

1.         DEFINITIONS.

As used herein, the following terms shall have the following meanings:

1.1       “Allergan Trademarks” means the Trademarks Controlled by Allergan, other than the Co-Co Product Trademarks, used in the Commercialization of any of the Co-Co Products.

1.2       “Applicable Laws” means all applicable laws, rules, and regulations, including without limitation any rules, regulations, guidelines or other requirements of the Regulatory Authorities, that may be in effect from time to time in any relevant legal jurisdiction.

1.3       “BLA” means a Biologics License Application for any of the Co-Co Products under Section 351 of the Public Health Service Act, as may be amended, supplemented, or replaced, or any foreign equivalent thereto.

1.4       “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30, and December 31; provided, however, that (a) the first Calendar Quarter of the Term shall extend from the Effective Date to the end of the first complete Calendar Quarter thereafter, and (b) the last Calendar Quarter of the Term shall end upon the expiration or termination of this Agreement.

1.5       “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31; provided, however, that (a) the first Calendar Year of the Term shall extend from the Effective Date to December 31, and (b) the last Calendar Year of the Term shall end upon the expiration or termination of this Agreement.

1.6       “Co-Co Product” means any Licensed Product arising from the LCA10 Program.

1.7       “Co-Co Product Trademarks” means the Trademarks that pertain specifically to the Co-Co Products.

1.8       “Co-Co Territory” means the United States, including its territories and possessions.

1.9       “Compulsory Sublicense” means a license or sublicense granted to a Third Party through the order, decree or grant of a Governmental Authority having competent jurisdiction, authorizing such Third Party (each, a “Compulsory Sublicensee”) to Manufacture, use, sell, offer for sale, import or export any of the Co-Co Products in the Territory.

1.10     “Dispute”  means any dispute, controversy, or Claim in connection with this Agreement or any other agreement entered into pursuant hereto, the construction hereof or thereof, or the rights, obligations, or liabilities of either Party hereunder or thereunder.

1.11     “Early Stage Governance Board” or “ESGB” means Allergan’s Early Stage Governance Board [**].

1.12     “Eye Care Governance Board” or “ECGB”  means Allergan’s Eye Care Governance Board [**].

1.13     “Financial Appendix” means the financial appendix attached as Exhibit 1.13.

1.14     “Global Development Strategy” or “GDS” means the strategy for the Development of any of the Co-Co Products in the Territory, which strategy is to be created by the Core Team and subject to the approval of the ADB.

1.15     “Good Clinical Practices” or “GCP” means the standards, practices and procedures set forth in the guidelines entitled “Good Clinical Practice: Consolidated Guidance”, the related regulatory requirements imposed by the FDA, and, as applicable, any equivalent or similar standards in jurisdictions outside the Co-Co Territory.

1.16     “Good Laboratory Practices” or “GLP” means the regulations set forth in 21 C.F.R. Part 58, the requirements thereunder imposed by the FDA, and, as applicable, any equivalent or similar standards in jurisdictions outside the Co-Co Territory.

1.17     “Good Manufacturing Practices” or “GMP” means the regulations set forth in 21 C.F.R. Parts 210-211, 820 and 21 C.F.R. Subchapter C (Drugs), Quality System Regulations, the requirements thereunder imposed by the FDA, and, as applicable, any equivalent or similar standards in jurisdictions outside the Co-Co Territory.

1.18     “Growth Product Flow” means Allergan’s internal global, integrated cross-functional governance and decision-making processes which are utilized by Allergan to manage the progression of products, including the Co-Co Products, from early stage Development to Commercialization, as such processes may be updated by Allergan from time to time in its sole discretion.

1.19     “Information” means ideas, inventions, discoveries, concepts, formulas, practices, procedures, processes, methods, knowledge, know-how, trade secrets, technology, designs, drawings, computer programs, skill, experience, documents, results, clinical and regulatory strategies, data, including without limitation pharmacological, toxicological, non-clinical and clinical data, analytical and quality control data, Manufacturing data and descriptions, patent and legal data, market data, financial data or descriptions, assay protocols, specifications, and the like, in written, electronic or other form, now known or hereafter developed, whether or not patentable.

1.20     “Initial Co-Co Product” means the Co-Co Product that, as of the Effective Date, is the lead product candidate under Development for the LCA10 Program, also known as EDIT-101.

1.21     “Inventions” means any and all inventions conceived or reduced to practice by or on behalf of either Party or its Affiliates or Sublicensees in the course of activities performed in connection with the Development activities conducted under this Agreement.

1.22     “Licensee Territory” means the Territory excluding the Co-Co Territory.

1.23     “Pharmacovigilance Agreement” means an agreement entered into by the Parties to set forth the protocols and procedures for reporting adverse events and complying with reporting requirements set forth by Regulatory Authorities.

1.24     “Phase 1/2 Clinical Trial” means any clinical study that encompasses the activities contemplated by both a Phase 1 Clinical Trial and a Phase 2 Clinical Trial.

1.25     “Promotional Materials” means all Sales Representative training materials and all written, printed, graphic, electronic, audio or video matter, including without limitation journal advertisements, sales visual aids, leave-behind items, formulary binders, reprints, direct mail, direct-to-consumer advertising, internet postings and sites and broadcast advertisements intended for use or used by or on behalf of Allergan or its Affiliates or Sublicensees in connection with any promotion of any of the Co-Co Products.

1.26     “Regulatory Filings” means any and all regulatory applications, filings, approvals and associated correspondence required to Develop any of the Co-Co Products and for Regulatory Approval of such Co-Co Products in each country in the Territory.

1.27     “Sales Representative” means a pharmaceutical sales representative who is trained with respect to any of the Co-Co Products, including its labeling and Promotional Materials, engaged or employed by Allergan or its Affiliates to conduct Detailing with respect to such Co-Co Product in accordance with the terms of this Agreement.

1.28     “Sublicensee” means, with respect to any of the Co-Co Products, a Third Party to whom Allergan or its Affiliates has granted a sublicense under the Alliance Agreement for rights to such Co-Co Product, but excluding any Third Party acting solely as a distributor or manufacturer and any Compulsory Sublicensee.

1.29     “Target Product Profile” or “TPP” means the target profile for Development of any of the Co-Co Products, which profile is to be created by the Core Team based on requirements of the applicable Regulatory Authorities subject to the approval of the ADB.

1.30     “Trademark” means any word, name, symbol, color, designation or device or any combination thereof, whether registered or unregistered, including without limitation any trademark, trade dress, service mark, service name, brand mark, trade name, brand name, domain name, logo or business symbol.

1.31     “Withholding Taxes” means any taxes, duties, levies, imposts, assessments, deductions, fees and other similar charges required to be deducted or withheld under Applicable Law or by any Governmental Authority.

1.32     Additional Definitions.  Capitalized terms used but not otherwise defined in this Agreement or Exhibit 1.13 shall have the meaning ascribed to them in the Alliance Agreement, it being agreed that references to a Licensed Product in such definitions shall, for purposes of this Agreement, be deemed to be references to a Co-Co Product, and shall apply to the Parties to this Agreement, mutatis mutandis.  Each of the following definitions is set forth in the section of this Agreement indicated below:

Definition	Section
ADB	2.1(a)

Definition	Section
Administration Costs	Exhibit 1.13
Agreement	Preamble
Allergan	Preamble
Allergan Indemnitees	9.2
Alliance Agreement	Recitals
Allocable Manufacturing Overhead	Exhibit 1.13
Allowable Expenses	Exhibit 1.13
Annual Update	2.2(b)(ii)
APIL	Recitals
Balancing Statement	Exhibit 1.13
Biosimilar Product	Exhibit 1.13
Change in Tax Treatment Event	8.4
Claims	9.1(a)
Clinical Plan	2.2(b)(i)
Clinical Sub-Team	2.1(b)(iii)
CMC	2.1(b)(ii)
Code	8.4
Collaboration	Exhibit 1.13
Commercialization Budget	3.2
Commercialization Costs	Exhibit 1.13
Core Team	2.1(b)(i)
Core Team Chairperson	2.1(b)(ii)
Core Team Members	2.1(b)(ii)
Cost of Goods	Exhibit 1.13
CPI	Exhibit 1.13
CWG	3.1
Designated Individual	8.4
Detail	Exhibit 1.13
Detail Rate	Exhibit 1.13
Development Budget	2.2(b)(i)
Development Costs	Exhibit 1.13
Development Labor Costs	Exhibit 1.13
Development Plan	2.2(b)(i)
Distribution/Warehousing Costs	Exhibit 1.13
Editas	Preamble
Editas Indemnitee	9.1(a)
Effective Date	Preamble
Executives	11.2
FTE	Exhibit 1.13
FTE Rate	Exhibit 1.13
Fully Burdened Manufacturing Costs	Exhibit 1.13
IND Transfer	2.1(b)(iv)(7)

Definition	Section
Industry Expert	5.3(c)
Initial Development Plan and Budget	2.2(b)(i)
Intended Tax Treatment	8.4
Interim Amendment	2.2(b)(iii)
JFT	2.1(b)(iii)
Losses	9.1(a)
Marketing Costs	Exhibit 1.13
Marketing Labor Costs	Exhibit 1.13
NTS	2.1(b)(ii)
Other Operating Income/Expense	Exhibit 1.13
Other Overrun Cost	5.3(b)
Overrun Cost	5.3(a)
Parties	Preamble
Partnership Representative	8.4
Party	Preamble
Profit and Loss	Exhibit 1.13
Profit Sharing Date	4.1
Regulatory Plan	2.2(f)
Royalty & Milestone Payments	Exhibit 1.13
Sales	Exhibit 1.13
Sales Costs	Exhibit 1.13
Sales Force Costs	Exhibit 1.13
Sub-Teams	2.1(b)(iii)
Subcontractors	2.2(d)
Successor-in-Interest	12.2
Technology Transfer	4.1
Term	10.1

2.         DEVELOPMENT.

2.1       Governance of the Development of the LCA10 Program.

(a)        Allergan Decision Board.  The Development of each Co-Co Product will [**] be overseen and governed by the Allergan Decision Board (as such body may be reformed, renamed or reconstituted by Allergan, the “ADB”).  [**].  Allergan shall have sole control over the ADB, including all decision-making by the ADB, provided that the ADB shall consider in good faith all comments and feedback as are reasonably provided by Editas, the ASC and/or the Core Team with respect to the Development of the Co-Co Products.  The ADB shall have full and final decision-making authority for all matters related to the Development of the Co-Co Products, provided that (x) the ADB shall exercise such authority consistent with the terms of this Agreement and the applicable terms of the Alliance Agreement, including Allergan’s obligations hereunder and Allergan’s and/or APIL’s obligations under the Alliance Agreement, (y) the ADB shall have no power to amend or waive compliance with this Agreement or the Alliance Agreement and

(z) the ADB’s authority shall be subject to the provisions of Section 5.3(b).  Allergan shall provide Editas with reasonable advanced notice of any ADB meeting in which issues concerning the Development of the Co-Co Products are reasonably expected to be discussed, and Editas shall be permitted to have a reasonable number of representatives attend such ADB meetings (in person or via telephone or video conference) solely to the extent and at such times as issues concerning the Development of the Co-Co Products are being addressed.  The Parties acknowledge that the ASC shall continue to operate in accordance with the Alliance Agreement, and nothing herein shall limit any of the rights or responsibilities of the ASC under Section 3.1.4 of the Alliance Agreement or otherwise.

(b)        Core Team and Sub-Teams.

(i)         General. The ADB will establish and direct control over a Co-Co Products core team in accordance with Section 2.1(b)(ii) (the “Core Team”), which will oversee the Development of the Co-Co Products and review the annual Development Budget with respect to each Co-Co Product.  Each of the Parties and their representatives on the Core Team shall (i) make decisions consistent with the goal of implementing those aspects of the Development Plan and the GDS for which it is responsible and (ii) use Commercially Reasonable Efforts to conduct the Development of the Initial Co-Co Product and any other Co-Co Product for which an IND has been filed in the Co-Co Territory.

(ii)       Membership.  Promptly after the Effective Date, but in no event more than [**] after the Effective Date, the Parties shall establish the Core Team to monitor and direct the Development activities set forth in Section 2.1(b)(iv) below.  The Core Team shall be composed [**] (“Core Team Members”).  The Parties each shall appoint Core Team Members with appropriate seniority and reasonable functional expertise.  Each Party may replace any of its Core Team Members and appoint a person to fill the vacancy arising from each such replacement.  A Party that replaces a Core Team Member shall notify the other Party at least [**] prior to the next scheduled meeting of the Core Team.  Both Parties shall keep a reasonably appropriate level of knowledge and continuity in representation on the Core Team.  Both Parties may invite a reasonable number of additional non-voting experts and/or other advisors to attend part or the whole Core Team meeting with prior notification to the Core Team, provided that such invitees shall be bound by obligations of confidentiality and non-use that are no less restrictive than the obligations set forth in Article 7.  Core Team Members may be represented at any meeting by another person designated by the absent Core Team Member.  The Core Team shall be chaired by a Core Team Member from Allergan (“Core Team Chairperson”).

(iii)      Sub-Teams.  The Core Team shall establish a clinical sub-team (the “Clinical Sub-Team”) and a joint finance team (“JFT”) within [**] after the Effective Date.  Additionally, the Core Team may establish additional sub-teams to monitor and direct the Parties’ Development activities under this Agreement, including, by way of example, a CMC sub-team, a regulatory sub-team, and an NTS sub-team (collectively with the Clinical Sub-Team and JFT, the “Sub-Teams”).  Each Sub-Team shall be chaired by an Allergan representative.  Each Party shall have representation on such Sub-Team as is reasonably reflective of the Development activities assigned to such Party under the applicable Development Plan within the purview of such Sub-Team, [**], and further provided that in no event will Editas’ representation on each Sub-Team exceed that of Allergan.  The Sub-Teams may also establish a number of satellite teams that report to the Sub-Teams with representation consistent with that set forth for Sub-Teams above.

(iv)       Responsibilities.  The Core Team shall monitor and direct the Development activities to be conducted under the GDS and the Development Plan, and shall monitor and direct the Sub-Teams (to the extent each Sub-Team exists).  Without limiting the generality of this Section 2.1 and the foregoing, the Core Team shall:

(1)        prepare the GDS with input from the Sub-Teams for approval by the ADB;

(2)        prepare the TPP with input from the Sub-Teams for approval by the ADB;

(3)        monitor the Development activities and obligations of the Parties under this Agreement and the GDS throughout the Co-Co Territory for the Co-Co Products;

(4)        prepare the Development Plan and Development Budget on an annual basis, and propose adjustments and updates thereto from time to time as it deems appropriate, for each Co-Co Product, and present such Development Plan and Development Budget and any such adjustments or updates thereto in each case for  approval in accordance with Section 2.2(b);

(5)        review and discuss the preparation of Regulatory Filings for each Co-Co Product, including but not limited to INDs, applications for Regulatory Approval, and supportive filings with Regulatory Authorities for approval by the ADB;

(6)        report to the ASC to the extent reasonably necessary for the ASC to perform its responsibilities relating to Co-Co Programs under Section 3.1.4 of the Alliance Agreement with respect to the LCA10 Program;

(7)        facilitate the transfer of the IND for the Initial Co-Co Product to Allergan or its designee at such time as requested by Allergan (the “IND Transfer”);

(8)        discuss any issues elevated from any Sub-Team;

(9)        meet in advance of each and any ADB meeting in which the Co-Co Products will be discussed; and

(10)      perform such other functions as appropriate to further the purposes of this Agreement as determined by the ADB, including without limitation forming additional Sub-Teams and periodic evaluation of performance against goals.

(v)        Meetings, Agenda, and Minutes.  The Core Team shall meet at least [**] times per Calendar Year before the first Regulatory Approval of any Co-Co Product in the Co-Co Territory and at least [**] times per Calendar Year thereafter, unless otherwise agreed by the Core Team.  Each Party shall bear all the meeting expenses of its representatives on the Core Team, including travel, accommodations and meals.  The Core Team Chairperson or his/her delegate shall be responsible for sending invitations and agendas for all Core Team meetings to all Core Team Members at least [**] before the next scheduled meeting of the Core Team.  The Core Team Chairperson shall be responsible for designating a Core Team Member, or an attending member of another committee or team, to record in reasonable detail and circulate draft minutes of Core Team meetings to all Core Team Members for comment and review within [**] after the relevant meeting.  The Core Team Members shall have [**] from the date of circulation of such draft minutes to provide comments.  The Core Team Member preparing the minutes shall incorporate timely received comments and, after receiving approval from the Core Team Chairperson, distribute finalized minutes to all Core Team Members within [**] after the relevant meeting.

(vi)       Decision Making.  The Core Team and each Sub-Team and satellite team shall decide matters within its jurisdiction by consensus.  Notwithstanding the foregoing, neither the Core Team nor any Sub-Team or satellite team shall have the power to amend or waive compliance with this Agreement, the Development Plan, the GDS or the TPP.  If any satellite team is unable to decide a matter by consensus for more than [**] after such satellite team first addresses such matter (or such longer period as the Parties may mutually agree upon), then such disagreement shall be submitted to the applicable Sub-Team for resolution pursuant to this Section 2.1(b)(vi).  If any Sub-Team is unable to decide a matter by consensus for more than [**] after such Sub-Team first addresses such matter (or such longer period as the Parties may mutually agree upon), then such disagreement shall be submitted to the Core Team.  If the Core Team is unable to reach consensus on any matter within the Core Team’s jurisdiction under this Section 2.1(b)(iv) within [**] after it first addresses such matter (or such longer period as the Parties may mutually agree upon), then (1) if such matter relates to any material amendment to the then-current Development Plan or Development Budget (including any material changes to the timelines set forth therein) or any Annual Update such matter shall be handled in accordance with Section 2.2(b)(ii) or Section 2.2(b)(iii), as applicable, and (2) any matter not described in clause (1) shall be finally decided by the Core Team

Chairperson. For the avoidance of doubt, any Annual Update or Interim Amendment to be prepared by the Core Team and submitted to the ASC as contemplated by Section 2.2(b)(ii) or Section 2.2(b)(iii), as applicable, shall be submitted to the ASC upon approval by the Core Team Chairperson in the absence of consensus amongst the Core Team members.

(vii)     Lifetime.  The Core Team shall exist until such time as the ADB decides to dissolve the Core Team, provided that upon such dissolution, the ADB shall establish a replacement governance structure that is materially consistent with the governance structure that Allergan typically uses in governing its internal programs and will provide Editas with substantially consistent representation, consultation and other rights as provided to Editas under this Section 2.1(b).  Each satellite team shall exist until such time as the applicable Sub-Team decides to dissolve such satellite team, and each Sub-Team shall exist until such time as the Core Team decides to dissolve such Sub-Team.  In the event that any satellite team is dissolved, the applicable Sub-Team shall take on all of the responsibilities of such satellite team.  In the event that any Sub-Team is dissolved, the Core Team shall take on all of the responsibilities of such Sub-Team.

2.2       Development and Regulatory Matters

(a)        Development Activities.  Allergan shall take the lead in and control the Development of the Co-Co Products. Without limiting the generality of the foregoing, Allergan shall, in good faith, assign reasonable activities and responsibilities to Editas in all phases of the Development of the Co-Co Products taking into consideration, and commensurate with, Editas’ capabilities and experience and the nature of such activities or responsibilities, including, without limitation, Editas’ scientific, financial and regulatory capabilities, expertise and experience, the cost of Editas performing any such activity or such responsibility compared to Allergan’s cost and any other requirements of the relevant activity or responsibility. Editas shall be jointly responsible with Allergan for the Development of the Co-Co Products through the first Phase 1/2 Clinical Trial for the Initial Co-Co Product, including executing the protocol and managing and overseeing the clinical research organizations that may be conducting such Phase 1/2 Clinical Trial, in accordance with the applicable Development Plan. Without limiting the generality of the foregoing, each Party shall be responsible for conducting and shall use Commercially Reasonable Efforts to conduct the activities assigned to it in each Development Plan under the direction and supervision of the Core Team, provided, that neither Party shall be assigned obligations under such Development Plan without such Party’s prior written approval, which shall not be unreasonably withheld, delayed or conditioned, it being understood that each Party has approved and consented to the Initial Development Plan and Budget.  Each Party shall be responsible for selection and supervision of its personnel assigned to tasks related to Development activities.  Subject to the role of Core Team, the ADB shall be responsible for making, and have authority to make, all decisions, and undertake any actions necessary as a result of such decisions, regarding Development (including additional preclinical and clinical Development and testing) and preparing and filing BLAs and any other applications for Regulatory Approval, all in a manner consistent with this Agreement, the Development Plan and the GDS.

(b)        Development Plan and Development Budget.

(i)         Content.  The Development of each Co-Co Product shall be governed by a global Development plan (a “Development Plan”), and the costs and expenses relating to the Development of each Co-Co Product shall be governed by an annual Development budget (a “Development Budget”), the initial forms of which are attached as Exhibit 2.2(b)(i)(1) and Exhibit 2.2(b)(i)(2), respectively.  The initial Development Plan and Development Budget shall govern the Development activities of the Initial Co-Co Product for an initial period beginning on the Effective Date through December 31, 2019 (“Initial Development Plan and Budget”).  Each subsequent Development Plan shall include, without limitation, (i) an overview of the Clinical Trials anticipated to be conducted by the Parties to support Regulatory Approval of the applicable Co-Co Product(s), and related timelines (the “Clinical Plan”), (ii) other material activities necessary for Development of such Co-Co Product(s), (iii) the proposed overall program of Development for such Co-Co Product(s), (iv) at an appropriate stage of Development, a publication strategy, (v) the roles and responsibilities of each Sub-Team, (vi) at the appropriate stage, plans related to Manufacturing of the Co-Co Products, and (vii) the Regulatory Plan for the applicable period. Each Development Budget shall include an estimate regarding the number of FTEs for each Party that will be performing Development activities during the applicable period.

(ii)       Annual Updates.  On or prior to [**] of each Calendar Year during the Term, the Core Team shall update the Development Plan for each Co-Co Product and prepare the Development Budget for such Co-Co Product for the subsequent  Calendar Year (an “Annual Update”) and submit such Annual Update to the ASC for review and discussion.  Following such review and discussion by the ASC, which review and discussion shall be held no later than [**] following submission to the ASC by the Core Team, the Annual Update prepared by the Core Team shall be submitted to the ADB for review and approval by the ADB.  The ADB shall, within [**] following submission to the ADB, either approve the Annual Update prepared by the Core Team or approve a modified Annual Update reflecting such modifications as the ADB deems appropriate. Such Annual Update, as approved by the ADB, shall be the final Development Plan and Development Budget in respect of the Calendar Year for which it was prepared and shall be binding and conclusive on the Parties.  Allergan shall have the right to call and to direct APIL to call special meetings of the ASC at its discretion for the purposes of reviewing and discussing any Annual Updates pursuant hereto.

(iii)      Interim Amendments.  From time to time in between Annual Updates, the Core Team may amend the Development Budget or Development Plan (an “Interim Amendment”), provided that any material Interim Amendments shall be subject to review and discussion by the ASC and approval by the ADB in the same manner and within the same timeframes that are applicable to Annual Updates as set forth above in Section 2.2(b)(ii) and such provisions shall apply to Interim Amendments mutatis mutandis.  The Development Plan and Development Budget, as modified by any Interim Amendment approved in accordance with this Agreement, shall be the final Development Plan and Development Budget for the Calendar Year specified therein and shall be binding and conclusive on the Parties.  Allergan shall have the right to call and to direct APIL to call special meetings of the ASC at its discretion for the purposes of reviewing and discussing any material Interim Amendments.  All Development Plans and Development Budgets, including Annual Updates and Interim Amendments shall be set in good faith, consistent with the principles set forth in Section 2.2(a).

(c)        Development Costs for the Co-Co Product.  The costs of the Development activities set out in each Development Plan as set forth in the applicable approved Development Budget will be split equally between the Parties as set out in Article 5,  provided that any such activities of Allergan that support Regulatory Approval solely in the Licensee Territory shall be borne solely by Allergan.

(d)        Development Subcontracting.  Prior to subcontracting any of its Development obligations hereunder to a Third Party, Editas shall obtain the written consent of the Core Team Chairperson, provided that the Third Parties set forth in Exhibit 2.2(d) shall be deemed pre-approved.  Allergan may subcontract its Development obligations to any Third Party without the prior written consent of the Core Team.  Each Party shall reasonably inform the Core Team of any such subcontracting arrangement (such Third Parties, “Subcontractors”).  The direct, out-of-pocket costs of engaging any such Subcontractor, to the extent related to a Co-Co Product, shall be included as Development Costs with respect to such Co-Co Product, provided, that such costs are contemplated by the applicable Development Budget or consist of Overrun Costs that are subject to cost sharing in accordance with Section 5.3.  The Party engaging such Subcontractor shall ensure that, unless otherwise agreed by the Core Team, for each Subcontractor under this Section 2.2(d):  (a) such Subcontractor has entered or shall enter into, prior to performing activities under this Agreement, an appropriate written agreement obligating such Subcontractor to be bound by obligations of confidentiality and non-use that are materially consistent with the obligations set forth in Article 7; and (b) the Party engaging such Subcontractor shall obtain and retain ownership of or otherwise obtain an exclusive, royalty free, fully paid up, perpetual, irrevocable, transferable, sublicenseable license to any and all Inventions, Know-How, Patents or other intellectual property rights generated or created by such Subcontractor or incorporated into any deliverables by such Subcontractor in performing such subcontracted activity.  Notwithstanding the foregoing, the Party engaging such Subcontractor shall at all times be responsible for the performance of such Subcontractor as if such activities were performed by the responsible Party.  Without limiting the generality of the foregoing, such Party shall include in its agreement with each of its Subcontractors under this Section 2.2(d), (i) a right for the other Party to receive, directly or through the Party engaging such Subcontractor, any confidential information of such Subcontractor disclosed under or related to such subcontract (including, without limitation, any information obtained in connection with any audit of such Subcontractor), and (ii) in the case where Editas is the Party engaging such Subcontractor, for each such subcontract entered into on or after the Effective Date, a right for Allergan to audit the performance of such Subcontractor under such subcontract, including through audit of any applicable books, records, data or other Information of such Subcontractor; provided that if Editas cannot obtain such audit rights for Allergan following good faith efforts, Editas may, in lieu thereof, obtain a right for itself to audit such Subcontractor and Editas shall exercise any such audit rights at Allergan’s request and direction and use good faith efforts to permit Allergan to participate in such audits).  With respect to any subcontract entered into by Editas before the Effective Date, Editas shall, to the extent Editas has a right to audit the performance of such Subcontractor under such subcontract, exercise any such audit rights at Allergan’s request and direction, promptly furnish any information obtained pursuant to such audit to Allergan and use good faith efforts to permit Allergan to participate in such audits.

(e)        Cooperation.  During the period of time in which any Co-Co Product is being Developed, the Parties shall cooperate with each other to provide reasonable support in the conduct of all activities that are reasonably necessary or useful for the Development of such Co-Co Product in the Co-Co Territory.  Each Party shall use reasonable efforts to provide the other Party with copies of all correspondence with applicable Regulatory Authorities concerning each Co-Co Product in the Co-Co Territory and all copies of all material correspondence with applicable Regulatory Authorities concerning each Co-Co Product in the Licensee Territory. Each Party shall provide all information reasonably accessible to such Party that is reasonably requested by the other Party that materially impacts the Development or Commercialization of any Co-Co Product in the Co-Co Territory.  For clarity, nothing herein shall limit Allergan’s and/or APIL’s obligations under Section 5.1.5 of the Alliance Agreement.

(f)         Regulatory Lead.  The Parties will develop and agree, through the Core Team, to a detailed regulatory plan for each Co-Co Product in or for the Co-Co Territory (the “Regulatory Plan”), which Regulatory Plan will be deemed to form part of the Development Plan.  Subject to Sections 2.2(a) and 2.2(h) and unless otherwise agreed by the Core Team, Allergan will be responsible, on a country-by-country basis, for submitting Regulatory Filings to the respective Regulatory Authority with regard to each Co-Co Product for the purpose of filing, maintaining and operating Regulatory Approval, including pharmacovigilance and safety reporting for each Co-Co Product and the natural history study of LCA10 patients.  Allergan shall provide Editas a meaningful opportunity to review and comment on, and Allergan shall in good faith consider incorporating such comments into, any such Regulatory Filings in the Co-Co Territory. Allergan shall use reasonable efforts to provide Editas with copies of minutes from any meetings with Regulatory Authorities with respect to each Co-Co Product, and filings submitted to, and correspondence with, the applicable Regulatory Authorities with respect to each Co-Co Product; provided,  however, that Allergan shall only be required to provide Editas with copies of such minutes, filings and correspondence in the Licensee Territory to the extent they are material.

(g)        Ownership of Regulatory Filings and Regulatory Approvals.  Allergan shall be the owner of all Regulatory Filings and Regulatory Approvals covering the Co-Co Products, provided that, prior to the IND Transfer, Editas shall be the owner of the IND covering the Initial Co-Co Product in the Co-Co Territory.  Allergan shall provide Editas, through a shared file system that allows for secured access, with a copy of all Regulatory Filings and Regulatory Approvals in the Co-Co Territory.

(h)        Interaction with Regulatory Authorities.  Allergan shall be responsible for all interactions with Regulatory Authorities relating to Development of the Co-Co Product.  To the extent allowed by Applicable Law and as is reasonably practicable due to the nature and urgency of meetings with Regulatory Authorities, Allergan shall provide Editas reasonable advance notice of, and Editas shall have the right to attend, meetings with Regulatory Authorities (i) in the Co-Co Territory to the extent such meetings are related to the Development of the Co-Co Products, [**].  If Editas does not attend any such meeting to which it has a right to attend pursuant to the foregoing, Allergan shall provide Editas with a written summary regarding such meeting.  Each Party shall be solely responsible for its costs and expenses related to such Party’s participation in any such meetings to the extent that such meeting occurs outside the Co-Co Territory. Notwithstanding the foregoing, until the IND Transfer, Editas shall lead interactions with Regulatory Authorities related to Development of the Initial Co-Co Product in the Co-Co Territory, provided that: (1) Editas shall update Allergan as to and provide Allergan with copies of all communications and Regulatory Filings with such Regulatory Authorities; (2) Editas shall provide Allergan a meaningful opportunity to review and comment on, and Editas shall incorporate such comments into, any such communications and Regulatory Filings; and (3) to the extent allowed by Applicable Law and as is reasonably practicable due to the nature and urgency of meetings with Regulatory Authorities, Editas shall provide Allergan reasonable advance notice of meetings with such Regulatory Authorities, and Allergan shall have the right to participate in meetings with such Regulatory Authorities, and if Allergan does not attend any such meeting, Editas shall provide Allergan with a written summary regarding such meeting.

(i)         Scientific Record Keeping.  Each Party shall record, and shall require its Affiliates, Sublicensees, and Subcontractors to record, to the extent reasonably practical, all research and Development Information relating to the activities contemplated by this Agreement in accordance with its internal practices and industry standards.  Such records shall be complete and accurate in all material respects and shall fully and properly reflect all such work done and results achieved in sufficient detail and in good scientific manner appropriate for regulatory purposes.  Each Party shall have the right to receive and retain a copy of all such records at reasonable times, upon reasonable prior written notice to the other Party.  Allergan shall also have the right to conduct reasonable quality assurance audits with respect to all facilities, operations and laboratories (and any records related thereto) operated by Editas, its Affiliates or its permitted Subcontractors and Sublicensees, where Development activities are conducted, as is reasonably necessary solely for the purpose of verifying Editas’ compliance with this Agreement and applicable good laboratory practices, good clinical practices and other regulatory requirements in each country in the Co-Co Territory. All audits initiated by Allergan will be conducted at Allergan’s sole expense, upon reasonable prior notice to Editas, and during regular business hours.  To the extent practical, the notebooks of each Party for this Agreement shall be separate from notebooks documenting other research and development of such Party.

(j)         Pharmacovigilance.  Allergan and Editas shall execute a separate Pharmacovigilance Agreement that shall be reasonably acceptable to both Parties when appropriate, setting forth the procedures and timelines for compliance with Applicable Laws pertaining to safety reporting and their related activities with respect to each Co-Co Product in the Territory.  Prior to the IND Transfer, Editas shall be responsible for safety data and maintaining the safety database for the Initial Co-Co Product.  Thereafter, Editas shall transfer the safety database to Allergan and Allergan will be responsible for safety data and maintaining the safety database for the Initial Co-Co Product.

3.         COMMERCIALIZATION.

3.1       Commercialization Activities.  Allergan shall be solely responsible for the Commercialization of the Co-Co Products, including planning and implementation, Detailing, booking of sales, pricing and reimbursement, in accordance with its internal practices and operation procedures. Within [**] following the acceptance for filing of the first BLA for any Co-Co Product in the Co-Co Territory, the Parties shall form a working group (the “CWG”) comprised of at least one Editas representative and one Allergan representative.  The CWG shall meet at least [**] in order to provide Editas with (a) updates regarding Commercialization of the Co-Co Products in the Co-Co Territory, (b) drafts of any Commercialization plans and/or Commercialization Budgets for the Co-Co Territory, (c) final Commercialization plans and Commercialization Budgets for the Co-Co Territory and (d) any other information reasonably accessible to Allergan and reasonably requested by Editas material to Commercialization of the Co-Co Products in the Co-Co Territory. At least one of Editas’ CWG members shall be in attendance at all meetings. Editas shall be solely responsible for its costs and expenses related to its members’ attendance at such meetings and participation in the CWG.

3.2       Commercialization Budget for the Co-Co Territory.  Within [**] following the filing of the first BLA for each Co-Co Product in the Co-Co Territory, a Commercialization budget for such Co-Co Product in the Co-Co Territory (the “Commercialization Budget”) shall be prepared by Allergan and updated in accordance with Article 4 of Exhibit 1.13.  Nothing herein shall limit any of the responsibilities of the ASC under Section 3.1.4 of the Alliance Agreement, including the responsibility to review and discuss any Co-Co Product Commercialization plans.

3.3       Recalls.  Allergan shall provide written notice to Editas in the event of a recall of any of the Co-Co Products in or for the Co-Co Territory, and shall be solely responsible for handling such recall.  For clarity, the expenses of a recall of any of the Co-Co Products in or for the Co-Co Territory, including without limitation the expenses related to maintaining a call center and responding to consumer and physician inquiries, shall be included as an Allowable Expense.

3.4       Trademarks.

(a)        The Co-Co Product Trademarks.  Allergan shall select and solely own the Co-Co Product Trademarks.

(b)        Display of Trademarks.  To the extent allowed by Applicable Law, the Co-Co Product labeling and packaging, including without limitation package inserts and any Promotional Materials associated with the Co-Co Products, shall carry the Co-Co Product Trademark and an Allergan Trademark selected by Allergan.

(c)        Use of Trademarks.  Editas may use, subject to Allergan’s prior review and written approval, which approval may not be unreasonably withheld, conditioned or delayed,

the Co-Co Product Trademarks on a non-exclusive basis during the Term, on its corporate website or in other Editas materials as approved in writing, on a case-by-case basis, by Allergan.  In connection therewith, Editas shall comply with the Trademark style and usage standards of Allergan as communicated to Editas from time to time.  Editas shall not at any time do or permit any act which may in any way impair the rights of Allergan in such Trademarks.  Editas shall promptly remove any use of the Co-Co Product Trademarks upon expiration or termination of this Agreement or upon Allergan’s earlier request.  All rights in such Co-Co Product Trademarks and the goodwill related thereto shall remain with Allergan.  Neither Party shall use any Trademark of the other Party outside the scope of this Agreement, or knowingly take any action that would materially adversely affect the value of any such Trademark.  Each Party shall retain the right to monitor the quality of the goods on or with which its Trademark is used to the extent necessary to maintain its Trademark rights.

(d)        Registration and Maintenance.  Allergan shall be responsible for filing, seeking registration for and maintaining the Co-Co Product Trademarks and Allergan Trademarks, and conducting litigation with respect thereto, and Allergan shall bear all costs and expenses associated therewith, except that any costs and expenses incurred with respect to this Section 3.4(d) pertaining to the Co-Co Product Trademarks in the Co-Co Territory shall be included as Allowable Expenses.

4.         MANUFACTURING.

4.1       Manufacturing Responsibility.  Promptly following the Effective Date, the Parties shall mutually agree upon a reasonable Manufacturing technology transfer plan to provide for the orderly transition of Manufacturing activities and technology for the Initial Co-Co Product to Allergan or its Affiliate or Subcontractor (the “Technology Transfer”).  Any such Affiliate or Subcontractor of Allergan shall be bound by obligations of confidentiality and non-use that are materially consistent with the obligations set forth in Article 7.  The Initial Development Plan and Budget shall specify the Manufacturing activities to be performed by each Party prior to the Technology Transfer.  Until the completion of the Technology Transfer, Editas shall be responsible for providing Manufacturing-related services to Allergan, including but not limited to the supply of quantities of the Co-Co Products as requested by Allergan for technical, non-clinical and clinical Development in the Territory.  The Fully Burdened Manufacturing Costs related to such activities as requested by Allergan shall be allocated as set forth in Section 4.4,  [**].  For purposes of clarity, all Fully Burdened Manufacturing Costs for clinical supply of the Co-Co Products already Manufactured as of August 3, 2018 (the “Profit Sharing Date”), as well as costs of stability testing incurred by Editas prior to the Profit Sharing Date, shall be borne solely by Editas, but costs incurred after the Profit Sharing Date for ongoing stability testing for such material will be shared as a Development Cost.  After completion of the Technology Transfer,  Allergan shall have sole responsibility for all Manufacturing-related activities for Development and Commercialization of the Co-Co Products in the Territory, and the Fully Burdened Manufacturing Cost or Cost of Goods incurred by Allergan of such activities shall be allocated  as provided in Section 4.4.  For clarity, nothing herein shall limit Editas’ obligations under Section 4.3.3 of the Alliance Agreement.

4.2       Manufacturing Approvals.  Editas shall be responsible for obtaining Regulatory Approval for the Manufacture of the Initial Co-Co Product until the IND Transfer.  Thereafter, Allergan shall be responsible for obtaining Regulatory Approval for the Manufacture of Co-Co Products as part of the Regulatory Filings for such Co-Co Products.  Such filings shall include the filing and maintenance of a drug master file with the FDA and the equivalent thereof in the other countries in the Territory.

4.3       Compliance with Applicable Law.  Each Party shall Manufacture, or have an Affiliate or Subcontractor Manufacture, the Co-Co Products in full compliance with all aspects of Applicable Law, the applicable specifications, and all applicable FDA (or foreign equivalent) requirements, including without limitation then-current GMP, as applicable.

4.4       Supply Expenses.  Except as otherwise set forth in Section 4.1,  the Fully Burdened Manufacturing Cost of supplying the Co-Co Products for use in Development in or for the Co-Co Territory shall be included in Development Costs.  The Cost of Goods for the Manufacture and supply of the Co-Co Products for Commercialization in or for the Co-Co Territory shall be included in Cost of Goods.

4.5       Shortage of Supply.  In the event that Allergan is unable to Manufacture sufficient quantities of a Co-Co Product to satisfy worldwide demand, then Allergan shall (a) reasonably determine what quantity of such Co-Co Product shall be allocated to the Clinical Trials then on-going to obtain Regulatory Approval for such Co-Co Product and (b) allocate the remaining available quantities of such Co-Co Product pro rata on the basis of sales levels inside and outside of the Co-Co Territory during the prior year, subject to any limitations imposed by regulatory requirements.

4.6       Capital Costs.  Each Party shall be solely responsible for all capital costs incurred by it in connection with the Manufacture of the Co-Co Products, including without limitation building out Manufacturing capacity for the Co-Co Products and final packaging of the Co-Co Products, provided that the depreciation on such capital expenditures will be included in Cost of Goods or Development Costs to the extent allocable to the Co-Co Product in the Co-Co Territory, in accordance with the applicable Party’s internal accounting policies as consistently applied.

5.         REVENUE AND EXPENSE SHARING.

5.1       Payments under the Alliance Agreement.  During the Term, neither Allergan nor APIL shall have any obligation to pay the royalties set forth in Section 6.6 of the Alliance Agreement with respect to Net Sales of the Co-Co Products in the Co-Co Territory.  During the Term, [**] percent ([**]%) of the Net Sales of the Co-Co Products in the Co-Co Territory (and, for the avoidance of doubt, [**] percent ([**]%) of the Net Sales of the Co-Co Products in the Licensee Territory) shall count towards calculating aggregate “worldwide” Net Sales for purposes of determining whether commercial milestone events have been achieved pursuant to Section 6.5 of the Alliance Agreement. Furthermore, subject to the provisions below, obligations of Allergan and/or APIL to make the clinical and regulatory milestone payments with respect to the Co-Co Products shall be as set forth in Section 6.2 and Section 6.4.3 of the Alliance Agreement. Net Sales

of the Co-Co Product in or for the Co-Co Territory shall [**] for purposes of determining the applicable royalty rate pursuant to Section 6.6 of the Alliance Agreement.  Except as otherwise set forth herein, the royalty and milestone payment obligations of Allergan and/or APIL with respect to Net Sales of the Co-Co Products in the Licensee Territory shall otherwise remain payable as set forth in the Alliance Agreement. Editas hereby agrees that, notwithstanding Section 4.2.4(a) of the Alliance Agreement, Allergan (and not APIL), as a Sublicensee of APIL with respect to the LCA10 Program, shall be making, receiving and accounting for all payments due to Editas pursuant to this Agreement and the Alliance Agreement in respect of the LCA10 Program. Except as set forth in the immediately preceding sentence, nothing herein shall amend or modify the obligations of APIL as set forth in Section 4.2.4 of the Alliance Agreement.

5.2       Sharing of Development Costs, Royalty & Milestone Payments and Profit and Loss.  Except as expressly provided otherwise in this Agreement, Allergan and Editas shall share equally in all Development Costs, Royalty & Milestone Payments and Profit and Loss with respect to the Co-Co Products in or for the Co-Co Territory (including global Development activities, to the extent the cost of such activities are included in Development Costs).  The method and timing for reporting and payment of Development Costs, Royalty & Milestone Payments and Profit and Loss is set forth in Exhibit 1.13.  Each Development Budget and Commercialization Budget shall only include Development Costs,  Commercialization Costs and Royalty and Milestone Payments.

5.3       Overruns.

(a)        Generally.  Each Party will promptly notify the other Party upon becoming aware that the anticipated Development Costs to be incurred by such Party for a given Calendar Year will be in excess of the applicable Development Budget (such increase, an “Overrun Cost”).  Overrun Costs shall be automatically eligible for cost sharing under this Agreement if and to the extent such Overrun Cost (A) results in an increase in the then-current Development Budget, on a development activity-by-development activity basis, of not more than [**] percent ([**]%) of the amount budgeted for such activity and not more than [**] dollars ($[**]), or (B) is or was attributable to: (i) a change in Applicable Law; (ii) a force majeure event; (iii) a change to a Clinical Trial protocol or delay required or requested by any Regulatory Authority; (iv) material unforeseen increases in the cost of raw materials; or (v) currency fluctuations.

(b)        Other Overrun Costs.  Any Overrun Cost that is not automatically eligible for cost sharing under Section 5.3(a) above (an “Other Overrun Cost”) may nonetheless be eligible for cost sharing under this Agreement if approved as a Development Cost by the Core Team and the ADB, and then by the ASC or, if the ASC is unable to agree, if approved by an Industry Expert, all in accordance with Section 5.3(c) below.  Each of the Parties and APIL shall have the right to call special meetings of the ASC at its discretion for the purpose of reviewing and approving such Other Overrun Costs.

(c)        Industry Expert.  Any Other Overrun Cost submitted to the ASC for approval shall be approved by the ASC within [**] of submission to the ASC.  If the ASC is unable to agree on any Other Overrun Cost within such [**] period, including with respect to the amount of such Other Overrun Cost, then notwithstanding Section 3.1.5(b) of the Alliance Agreement, neither Party nor APIL shall have final decision making authority with respect to such matter and either Party may refer such matter to an Industry Expert mutually acceptable to the Parties.  An “Industry Expert” shall be a single expert who is not a current or former employee or director, or current stockholder, of either Party or any of their respective Affiliates and who has at least fifteen (15) years of biopharmaceutical industry experience, including familiarity with the prevailing costs of conducting drug development activities.  The Parties shall select the Industry Expert within [**] of submission of such Other Overrun Cost to the ASC.  Within [**] of the selection of the Industry Expert, each Party shall submit to the Industry Expert such Party’s position on the amount of such Other Overrun Cost that should be approved as a Development Cost, together with such supporting materials in support of such Party’s position  that such Party reasonably deems appropriate or advisable in light of the timeframe for the Industry Expert to render his or her decision hereunder.  The Industry Expert shall use “baseball”-style arbitration methodology pursuant to which the Industry Expert shall select without modification only one Party’s position in his or her sole discretion.  The Industry Expert shall render his or her decision within [**] of the due date for submissions by the Parties of their respective positions as provided above.  The decision rendered by the Industry Expert shall be limited to the amount, if any, of the disputed Other Overrun Cost and shall be final and binding on both Parties.  Any Other Overrun Cost determined to be allowable by the Industry Expert shall be included in the Development Budget and shared as a Development Cost hereunder.  The Party whose position is not selected by the Industry Expert shall solely bear all fees, costs and expenses of the Industry Expert and any costs and expenses reasonably incurred by the other Party in connection herewith, and such fees, costs and expenses shall not be eligible for cost sharing under this Agreement.

6.         RECORD KEEPING, RECORD RETENTION AND AUDITS.

6.1       Financial Record Keeping; Record Retention; Audit.

(a)        Records.  Each Party shall keep complete and accurate records pertaining to its Development Costs, Royalty & Milestone Payments and Profit and Loss, in reasonably sufficient detail to permit the other Party to confirm the accuracy of calculations of all costs incurred under this Agreement.

(b)        Audit.  Each Party further agrees, upon not less than [**] prior written notice, to permit, and to require its Affiliates, Sublicensees and, subject to Section 2.2(d), Subcontractors to permit, the books and records relating to Development Costs, Royalty & Milestone Payments and Profit and Loss (and each component thereof) for the Co-Co Products in or for the Co-Co Territory to be examined by an independent accounting firm selected by the auditing Party and reasonably acceptable to the audited Party for the purpose set forth in Section 6.1(a).  Such audit shall not be performed more frequently than [**] period or [**] with respect to any reporting period, and shall be conducted under appropriate confidentiality provisions, for the sole purpose of verifying the accuracy and completeness of all financial, accounting and numerical information and calculations provided under this Agreement. The independent accounting firm shall have reasonable access, on reasonable notice and during the audited Party’s normal business hours to individuals, records and responses to questions from auditors in a timely manner and have the right to make copies of relevant portions of the audited Party’s books and records; provided that, any such copies shall be the Confidential Information of the audited Party, shall be protected by appropriate confidentiality obligations and shall not be shared with the auditing Party or any other Person.

(c)        Cost.  Such examination is to be made at the expense of the auditing Party, except if the results of the audit reveal an underpayment or overcharge to the auditing Party of [**] percent ([**]%) or more in any Calendar Year, in which case reasonable audit fees for such examination shall be paid by the audited Party.

6.2       Survival.  This Article 6 shall survive any termination or expiration of this Agreement for a period of [**] following the final payment made by either Party hereunder, or longer if required by Applicable Law.

7.         CONFIDENTIALITY.

7.1       Confidentiality.  Article 9 of the Alliance Agreement is hereby incorporated by reference as if expressly set forth herein, mutatis mutandis, and any information disclosed by one Party to the other Party hereunder shall be Confidential Information to the extent such information qualifies as Confidential Information thereunder.

7.2       Public Disclosures and Publications Related to the Co-Co Products.  Notwithstanding Section 9.3.3 of the Alliance Agreement, any proposed public disclosure (whether written, electronic, oral or otherwise) by Editas relating to the Co-Co Products shall require the prior written consent of Allergan, provided that the foregoing shall not apply to Information which is in the public domain.  [**].

8.         REPRESENTATIONS, WARRANTIES, AND COVENANTS.

8.1       Representations and Warranties of the Parties.  Each Party hereby represents and warrants to the other Party, as of the Effective Date, that:

(a)        Such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

(b)        Such Party has taken all necessary action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(c)        This Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against it in accordance with the terms hereof;

(d)        The execution, delivery and performance of this Agreement by such Party does not conflict with any agreement or any provision thereof, or any instrument or understanding, oral or written, to which it is a party or by which it is bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over such Party;

(e)        No government authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any Applicable Laws currently in effect, is or will be necessary for, or in connection with, the transaction contemplated by this Agreement or any other agreement or instrument executed in connection herewith, or for the performance by it of its obligations under this Agreement and such other agreements, to conduct Clinical Trials or to seek or obtain Regulatory Approvals; and

(f)         It has not (i) employed and has not used a contractor or consultant that has employed, any individual or entity debarred by the FDA (or subject to a similar sanction of EMA), or (ii) employed any individual who or entity that is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMA), in the conduct of any pre-clinical activities or clinical studies of the Co-Co Products.

8.2       Additional Representations, Warranties, and Covenants of Editas.  Editas hereby represents, warrants and (with respect to Section 8.2(c))  covenants to Allergan, as of the Effective Date, that:

(a)        Except as set forth in Exhibit 8.2(a), no claim or litigation has been brought or asserted against Editas or, to its knowledge, any Third Party by any Person alleging that any of the Co-Co Products or Editas’ Genome Editing Technology utilized in connection with the Co-Co Products is infringing or if practiced or commercialized in connection with the Co-Co Products will infringe the rights of any Third Party;

(b)        It has, as of the Effective Date, provided to Allergan or APIL all material Information in its possession regarding the safety and efficacy of any of the Co-Co Products;

(c)        It will, during the Term, provide to Allergan all material Information in its possession regarding the safety and efficacy of any of the Co-Co Products; and

(d)        To Editas’ knowledge, all intellectual property under which a license from a Third Party is or may be required for the Commercialization of any of the Co-Co Products as Developed by Editas under the Alliance Agreement, other than intellectual property licensed pursuant to the In-Licenses, existing as of the Effective Date, is identified on Exhibit 8.2(d), excluding any Third Party Patents expiring before the end of 2022.

8.3       Mutual Covenants.  Each Party hereby covenants to the other Party that:

(a)        All employees, officers and consultants of a Party or its Affiliates or Subcontractors who are or will be working under this Agreement or who otherwise have access to any Confidential Information of the other Party shall have executed and delivered to such Party an assignment or other agreement, requiring such Person to protect the confidentiality of any such Confidential Information to which such Person may have access;

(b)        All employees, officers and consultants of a Party or its Affiliates or Subcontractors who are or could reasonably be expected to develop Inventions or discoveries during the conduct of any activities under this Agreement shall have executed and delivered to such Party an assignment or other agreement requiring such Person to assign all right, title and interest in and to their Inventions and discoveries, whether or not patentable, to such Party as the sole owner thereof (unless such an assignment is not required under Applicable Law);

(c)        Such Party will not (i) employ or use any Subcontractor, consultant or Affiliate that employs, any individual or entity debarred by the FDA (or subject to a similar sanction of EMA) or, (ii) employ or use any individual who or entity that is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMA), in each of clauses (i) and (ii) in the conduct of its activities under this Agreement or the Alliance Agreement.  Each Party agrees to inform the other Party in writing promptly if it or any such Person who is performing services hereunder is debarred or is subject to an FDA debarment investigation or proceeding (or similar proceeding of EMA) or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of its or its Affiliates’ knowledge, is threatened, relating to the debarment or conviction of it or any such Person performing services hereunder; and

(d)        Such Party shall (i) perform its activities pursuant to this Agreement in compliance in all material respects with Good Laboratory Practices and Good Clinical Practices and Good Manufacturing Practices, in each case as applicable under Applicable Laws; and (ii) with respect to any biological samples obtained from humans, obtain the appropriate informed consents in advance for the use of all such human biological samples, and use such samples at all times within the scope of the relevant informed consents.

8.4       Characterization of Agreement.  Allergan and Editas agree and acknowledge that (a) each of Allergan and Editas will operate their own business as independent contractors pursuant to the terms of this Agreement, (b) neither Allergan nor Editas intends that the terms of this Agreement would create or give rise, in whole or in part, to a partnership for tax reporting or any other purposes (the “Intended Tax Treatment”), and (c) neither Allergan nor Editas shall take any position or cause their Affiliates to take any position inconsistent with such intention for tax purposes (including with respect to filing U.S. federal income tax returns and in the course of any audit, review or litigation), unless (1) there is a change in Applicable Laws which requires the same, (2) the other Party provides its prior written consent thereto, which consent shall not be unreasonably withheld, delayed or conditioned, or (3) there has been a final “determination” as defined in Section 1313(a) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (“Code”) or an applicable, analogous provision of state, local or non-U.S. law (such a determination, together with any change in Applicable Laws or position taken as described in clauses (1) and (2), hereinafter referred to as a “Change in Tax Treatment Event”).  If any Change in Tax Treatment Event occurs, the Parties hereby consent and agree to the following: (i) Allergan Sales, LLC shall serve as the partnership’s “partnership representative” as defined in Code Section 6223(a) (the “Partnership Representative”) during the existence of the partnership, (ii) the Partnership Representative is authorized and required to appoint a “designated individual” with respect to the partnership under U.S. Treasury Regulations Section 301.6223-1 (the “Designated Individual”), (iii) the Partnership Representative and the

Designated Individual are each authorized and, as applicable, required to represent the partnership in connection with all examinations of the partnership’s affairs by tax authorities, including any resulting administrative and judicial proceedings, (iii) the Partnership Representative and the Designated Individual are each authorized to make (A) all elections required or permitted to be made by the partnership, the Partnership Representative or the Designated Individual under the Code (or other applicable tax law), (B) all material decisions with respect to the calculation of its taxable income or taxable loss, including the establishment of “capital accounts” and determination of allocations of tax items with respect to the Parties for U.S. federal income tax purposes (including the Code Section 704 methods utilized with respect thereto) or other tax items under the Code (or other applicable tax law), and (C) all tax filings with respect to the partnership, (iv) expenses incurred by the Partnership Representative and the Designated Individual shall be borne one-half by Allergan and one-half by Editas, (v) to provide the Partnership Representative and the Designated Individual with any information or documentation required to fulfill its obligations with respect to the partnership, including under Code Section 6225(c), (vi) the Partnership Representative and the Designated Individual shall be authorized to deduct and withhold any Withholding Taxes, which amounts shall, subject to Section 12.2,  be treated as having been received by the Party with respect to which such deduction or withholding was made, (vii) the Parties agree to file all tax returns and take tax positions in any audit, review or litigation consistent with the elections and decisions made by the Partnership Representative and the Designated Individual, and (viii) the Parties hereby consent and agree that the Parties and their Affiliates shall be treated for all tax purposes as independent contractors or licensees to such partnership.  In the event that the Intended Tax Treatment is disputed by any tax authority, the Party receiving notice of such dispute shall promptly notify the other Party in writing of such notice and of the progress and resolution of the dispute.  The Parties shall reasonably cooperate, as and to the extent reasonably requested by the other Party, and shall retain and, upon the other Party’s request, furnish or cause to be furnished to the other Party, as promptly as practicable, such information and assistance relating to this Agreement and related data as is reasonably necessary for, and with regards to, the preparation and filing of any tax return, financial statement or other required or optional filings relating to tax matters, for the preparation for any tax audit or for the prosecution or defense of any suit or other proceeding relating to tax matters.

9.         INDEMNIFICATION.

9.1       Indemnification by Allergan(a)       .  Allergan shall indemnify, defend and hold harmless:

(a)        Editas and its Affiliates, and their respective directors, officers, employees and agents, (each, an “Editas Indemnitee”) from and against any and all liabilities, damages, losses, costs and expenses, including the reasonable fees of attorneys and other professional Third Parties (collectively, “Losses”) arising out of or resulting from any and all Third Party suits, claims, actions, proceedings or demands (“Claims”) based upon: (a) the negligence, recklessness or wrongful intentional acts or omissions of an Allergan Indemnitee in connection with Allergan’s performance of its obligations or exercise of its rights under this Agreement; (b) any breach of any representation or warranty or express covenant made by Allergan under Article 8 or any other provision under this Agreement; (c) failure by Allergan to comply with Applicable Law; except, in each case, to the extent any such Losses or Claims (i) result from the gross negligence or willful misconduct of an Editas Indemnitee, (ii) arises from the breach of any representation or warranty or obligation under this Agreement by Editas and/or (iii) are subject to indemnification by Editas under Section 9.2.

(b)        [**].

9.2       Indemnification by Editas.  Editas shall indemnify, defend, and hold harmless Allergan and its Affiliates, and their respective directors, officers, employees and agents (the “Allergan Indemnitees”) from and against any and all Losses arising out of or resulting from any and all Claims based upon (a) the negligence, recklessness or wrongful intentional acts or omissions of an Editas Indemnitee in connection with Editas’ performance of its obligations or exercise of its rights under this Agreement; (b) any breach of any representation or warranty or express covenant made by Editas under Article 8 or any other provision under this Agreement; or (c) failure by Editas to comply with Applicable Law; except, in each case, to the extent any such Losses or Claims (i) result from the gross negligence or willful misconduct of an Allergan Indemnitee, (ii) arises from the breach of any representation or warranty or obligation under this Agreement by Allergan and/or (iii) are subject to indemnification by Allergan under Section 9.1.

9.3       Process for Indemnification.  The procedure for indemnification provided in Section 11.3 of the Alliance Agreement (Procedure) shall apply to all indemnification claims made pursuant to this Article 9,  mutatis mutandis.

9.4       LIMITATION OF LIABILITY.  EXCEPT FOR A BREACH OF ARTICLE 7 OR FOR CLAIMS OF A THIRD PARTY THAT ARE SUBJECT TO INDEMNIFICATION UNDER THIS ARTICLE 9, NEITHER EDITAS NOR ALLERGAN, NOR ANY OF THEIR RESPECTIVE AFFILIATES, LICENSEES, OR SUBLICENSEES, WILL BE LIABLE TO THE OTHER PARTY TO THIS AGREEMENT, ITS AFFILIATES OR ANY OF THEIR LICENSEES OR SUBLICENSEES FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES OR LOST PROFITS OR ROYALTIES, LOST DATA OR COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY) OR CONTRIBUTION, AND IRRESPECTIVE OF WHETHER THAT PARTY OR ANY REPRESENTATIVE OF THAT PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF, ANY SUCH LOSS OR DAMAGE.

10.       TERM AND TERMINATION.

10.1     Term.  This Agreement will become effective on the Effective Date and will continue until the termination or expiration of the Alliance Agreement (either in whole or with respect to the LCA10 Program), unless earlier terminated in accordance with this Article 10 (the “Term”).

10.2     Mutual Termination.  The Parties may agree in writing to terminate this Agreement by mutual consent.

10.3     Editas Termination for Convenience.  Editas may terminate this Agreement for any or no reason (a  before the date on which the first Co-Co Product obtains Regulatory Approval in the Co-Co Territory, by providing no less than six (6) months’ written notice of termination to Allergan and (b) after the date on which the first Co-Co Product obtains Regulatory Approval in the Co-Co Territory, by providing ninety (90) days’ written notice of termination to Allergan.  For the avoidance of doubt, if Editas elects to terminate this Agreement for convenience pursuant to this Section 10.3,  Editas shall not be entitled to any refund or credit for amounts that it may have paid under or with respect to this Agreement prior to termination (other than amounts that may be payable or creditable to Editas as a final reconciliation of its share of Development Costs, Royalty & Milestone Payments and Profit and Loss through termination) and Editas’ prior exercise of its Profit-Sharing Option with respect to the LCA10 Program shall continue to count as one of Editas’ two (2) permitted exercises of Profit-Sharing Options under Section 5.2.1 of the Alliance Agreement.

10.4     Allergan Unilateral Termination Rights.  Allergan shall have the right, at its sole discretion, exercisable at any time during the Term, to terminate this Agreement, upon ninety (90) days’ prior written notice to Editas solely in connection with the termination of the LCA10 Program pursuant to Section 12.4 of the Alliance Agreement.

10.5     Termination for Material Breach.

(a)        By Allergan.  Allergan may, without prejudice to any other remedies available to it under Applicable Law or in equity, terminate this Agreement if Editas shall have materially breached or defaulted in the performance of its obligations hereunder, and such default shall have continued for [**] (or, in the case of a payment breach, [**]) after written notice thereof was provided to Editas by Allergan, such notice describing the alleged breach.  Subject to Section 10.5(c), any such termination of this Agreement under this Section 10.5(a) shall become effective at the end of such [**] or [**], as applicable, cure period, unless Editas has cured such breach or default prior to the expiration of such cure period, or if such breach is not susceptible to cure within such cure period even with the use of commercially reasonable efforts, Allergan’s right to termination shall be suspended only if and for so long as Editas has provided to Allergan a written plan that is reasonably calculated to effect a cure, such plan is acceptable to Allergan, and Editas commits to and does carry out such plan; provided that, in no event shall such suspension of Allergan’s right to terminate extend beyond [**] after the original cure period.  The right of Allergan to terminate this Agreement as provided in this Section 10.5(a) shall not be affected in any way by Allergan’s waiver or failure to take action with respect to any previous default.

(b)        By Editas.  Editas may, without prejudice to any other remedies available to it under Applicable Law or in equity, terminate this Agreement and terminate the Alliance Agreement with respect to the LCA10 Program, if (x) Allergan shall have breached or defaulted in the performance of its obligations under this Agreement, which breach is a material breach under this Agreement and the Alliance Agreement (treating, for purposes of such material breach determination, the Alliance Agreement and this Agreement as one agreement and taking into account all of Allergan’s and its Affiliates’ respective obligations and corresponding activities under both this Agreement and the Alliance Agreement), and (y) such default shall have continued

for [**] (or, in the case of a payment breach, [**]) after written notice thereof was provided to Allergan and APIL by Editas, such notice describing the alleged breach.  Subject to Section 10.5(c) and the dispute resolution provisions of Section 11.2, any such termination of this Agreement and the Alliance Agreement with respect to the LCA10 Program under this Section 10.5(b) shall become effective at the end of such [**] or [**], as applicable, cure period, unless Allergan has cured such breach or default prior to the expiration of such cure period, or if such breach is not susceptible to cure within such cure period even with the use of commercially reasonable efforts, Editas’ right to termination shall be suspended only if and for so long as Allergan has provided to Editas a written plan that is reasonably calculated to effect a cure, such plan is acceptable to Editas, and Allergan commits to and does carry out such plan; provided that, in no event shall such suspension of Editas’ right to terminate extend beyond [**] after the original cure period.  The right of Editas to terminate this Agreement or the Alliance Agreement as provided in this Section 10.5(b) shall not be affected in any way by Editas’ waiver or failure to take action with respect to any previous default.

(c)        If the Parties reasonably and in good faith disagree as to whether there has been a material breach, the Party that seeks to dispute that there has been a material breach may contest the allegation in accordance with Section 11.2.  The cure period for any allegation made in good faith as to a material breach will, subject to Sections 10.5(a),  10.5(b) and 11.2 (including, for the avoidance of doubt, Section 13.3 of the Alliance Agreement), run from the date that written notice was first provided to the breaching Party by the non-breaching Party.

10.6     Termination due to Safety Concern.  Allergan may terminate this Agreement, in whole or with respect to any of the Co-Co Products, at any time upon written notice to Editas in connection with a termination with respect to the LCA10 Program pursuant to Section 12.7 of the Alliance Agreement.

10.7     Termination of Alliance Agreement.  Effective upon and concurrent with termination of the Alliance Agreement in its entirety or with respect to the LCA10 Program, this Agreement shall automatically terminate without any further action by either Party.

10.8     Termination in Part in Connection with a Editas Change of Control or Assignment to a Successor-in-Interest.  Allergan may terminate this Agreement in part by providing written notice to Editas at any time within [**] of the later of (i) a Change of Control of Editas or assignment of this Agreement by Editas to a Successor-in-Interest or (ii) Allergan’s receipt from Editas of notice thereof.

10.9     Consequences of Termination of this Agreement.

(a)        Effect of Termination by Mutual Agreement, by Allergan for Material Breach by Editas, or by Editas for Convenience.  Upon termination of this Agreement pursuant to Sections 10.2,  10.3 or  Section 10.5(a):  (i) the Co-Co Products shall continue to be Licensed Products but shall no longer be Co-Co Products under the Alliance Agreement for the remainder of the term of the Alliance Agreement with respect to such Licensed Products; (ii) the Parties shall cease to share the Development Costs, Royalty & Milestone Payments and Profit and Losses with respect to the Co-Co Products and shall conduct a final accounting in accordance with Article 3 of Exhibit 1.13; (iii) Allergan’s and/or APIL’s obligation to pay the royalty set forth in Section 6.6.1 of the Alliance Agreement with respect to the Co-Co Products in the United States shall be reinstated; (iv) [**] percent ([**]%) of Co-Co Territory Net Sales shall begin to count towards aggregate Net Sales for purposes of calculating commercial milestones pursuant to Section 6.5 of the Alliance Agreement and the royalty rate pursuant to Section 6.6 of the Alliance Agreement; and (v) Allergan’s and/or APIL’s obligations to make the milestone payments with respect to the Co-Co Products shall be as set forth in Article 6 of the Alliance Agreement; provided, that in each case of clause (iv) and (v) of this Section 10.9(a), neither Allergan nor APIL shall have any obligation to make milestone payments with respect to milestones that have been achieved prior to the termination of this Agreement.

(b)        Effect of Termination by Allergan for Convenience or for Safety Concern or Termination by Editas for Material Breach by Allergan.  Upon termination of this Agreement pursuant to Section 10.4 or Section 10.5(b) or Section 10.6,  the Parties shall cease to share the Development Costs, Royalty & Milestone Payments and Profit and Losses with respect to the Co-Co Products and shall conduct a final accounting in accordance with Article 3 of Exhibit 1.13, and the relevant provisions of Section 12.8.2 of the Alliance Agreement shall apply as if the LCA10 Program were an Allergan Development Program terminated pursuant to Sections 12.4, 12.5.1 or 12.7 of the Alliance Agreement, respectively.

(c)        Effect of Termination in Part for Editas Change of Control or Assignment to Successor-in-Interest.  Upon termination of this Agreement pursuant to Section 10.8, all of the rights and obligations of Editas hereunder shall terminate except for Editas’ and/or its Successor-in-Interest’s right and obligation to share equally in Development Costs, Royalty & Milestone Payments and Profit and Loss with respect to the Co-Co Products in or for the Co-Co Territory pursuant to Section 5.2, termination rights set forth in Article 10 and rights and obligations under Articles 6,  7,  8,  9,  11 and 12.  The provisions of Sections 5.1 and Exhibit 1.13, and related definitions shall also survive such termination. For the avoidance of doubt, from and after such termination in part, (a) neither Editas nor its Successor-in-Interest shall be entitled to representation on Core Teams, Sub-Teams, satellite teams or the CWG, (b) all rights of Editas and/or its Successor-in-Interest with respect to Development or Commercialization of Co-Co Products set forth in this Agreement, including, without limitation, Editas’ rights to Develop Co-Co Products in accordance with Article 2 and its rights with regard to decision-making, Regulatory Approval, interaction with Regulatory Authorities and information sharing (except for audit rights under Article 6), shall be held solely by and fully revert to Allergan, and (c) the Parties intend that the role of Editas and/or its Successor-in-Interest shall be limited to the (i) right and obligation to share equally in Development Costs, Royalty & Milestone Payments and Profit and Loss with respect to the Co-Co Products in or for the Co-Co Territory as provided in Section 5.2 and (ii) those rights and obligations of Editas and/or its Successor-in-Interest set forth in the Alliance Agreement in accordance with its terms. Nothing in this Section 10.9(c) shall serve to waive, amend or terminate any of Editas’ rights pursuant to the Alliance Agreement,  subject to Allergan and/or APIL’s right to dissolve the ASC under such Section 3.1.7 of the Alliance Agreement.

(d)        Effect of Termination upon Termination of the Alliance Agreement.  Upon termination of this Agreement pursuant to Section 10.7,  the Parties shall cease to share the Development Costs, Royalty & Milestone Payments and Profit and Losses with respect to the Co-Co Products and shall conduct a final accounting in accordance with Article 3 of Exhibit 1.13, and the provisions of Section 12.8 of the Alliance Agreement shall apply, as applicable.

(e)        Ancillary Agreements.  Unless otherwise agreed by the Parties, the termination of this Agreement shall cause the automatic termination of the Pharmacovigilance Agreement with respect to any and all Co-Co Products terminated hereunder, to the extent allowable under Applicable Laws and industry practices, if such agreement has been entered into by the Parties.

10.10   Surviving Obligations.

(a)        Ongoing Clinical Activities.  In case of any termination of this Agreement,  if a Party that is not retaining rights to an applicable Co-Co Product is conducting a Clinical Trial for such Co-Co Product that is or will be ongoing as of the effective date of termination, then, upon the request of the other Party, such Party shall continue such Clinical Trial for a period of no longer than [**] if, and solely if:

(i)         both Editas and Allergan in their reasonable judgment have concluded that continuing any such Clinical Trial does not present an unreasonable risk to patient safety;

(ii)       neither Party shall have any obligation to recruit or enroll any additional patients after the date of termination; and

(iii)      the Party retaining rights to such Co-Co Product (either as a Licensed Product or an Editas Product) agrees to reimburse the other Party for all of its Development Costs that arise after the effective date of termination in continuing such Clinical Trial.

Such Party shall fully cooperate to transfer the conduct of such Clinical Trial to the other Party within [**] after the termination effective date, and such other Party shall assume responsibility for the conduct of such transferred Clinical Trial after the effective date of such transfer.

(b)        Other Surviving Obligations.  The rights and obligations set forth in this Agreement shall extend beyond the expiration or termination of this Agreement only to the extent expressly provided for herein, provided that, such expiration or termination of this Agreement shall not relieve any Party of any obligation or liability incurred prior to such expiration or termination, including with respect to the final accounting provided for under the Financial Appendix and/or any other accrued payment obligations under this Agreement nor limit a Party’s ability to enforce its rights with respect to the same.  Without limiting the foregoing, in the event of expiration or termination of this Agreement for any reason, the following provisions shall survive in addition to others specified in this Agreement to survive in such event: Articles 6 (for the period specified therein), 7,  9 and 11, and Sections 2.2(d) (as pertains to Allergan’s rights with respect to audits of

Editas’ Subcontractors), 8.4,  10.9,  10.10, and 12.3 through 12.5, together with all related definitions.  Expiration or termination of this Agreement for any reason shall be without prejudice to either Party’s other rights and remedies hereunder or at law or in equity.

11.       DISPUTE RESOLUTION.

11.1     Exclusive Dispute Resolution Mechanism.  Except as otherwise provided in this Agreement, the procedures set forth in this Article 11 shall be the exclusive mechanism for resolving any Dispute between the Parties that may arise from time to time that cannot be resolved through good faith negotiation between the Parties.

11.2     Resolution by Executives.  Except for the matters expressly provided in Section 2.1(b)(vi), if a Dispute between the Parties arises under this Agreement, either Party shall have the right to refer such Dispute in writing to the respective Executives, and such Executives shall attempt in good faith to resolve such Dispute.  If the Parties are unable to resolve a given Dispute pursuant to this Section 11.2 within [**] after referring such Dispute to the Executives, either Party may have the given Dispute settled by binding arbitration pursuant to the provisions of Section 13.3 of the Alliance Agreement, which is hereby incorporated by reference as if expressly set forth herein, mutatis mutandis.  For purposes of this Section 11.2, “Executives” shall mean (a) with respect to Disputes arising in connection with Article 2, Allergan’s [**] and Editas’ [**], and (b) with respect to all other Disputes, each Party’s Chief Executive Officer.

11.3     Right to Set-Off.  Without limiting either Party’s rights under law or in equity, either Party may exercise a right of set-off against any and all amounts due to such Party as determined by a final judgment of a court or arbitrator of competent jurisdiction.

11.4     Governing Law.  This Agreement and any Dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to conflicts of laws principles; provided that, with respect to matters involving the enforcement of intellectual property rights, the laws of the applicable country shall apply.  The provisions of the United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement or any subject matter hereof.

12.       MISCELLANEOUS.

12.1     Incorporation by Reference.  The miscellaneous provisions of Sections 13.6 – 13.7, 13.9 – 13.11, 13.14 – 13.17, 13.19 and 13.20 of the Alliance Agreement are hereby incorporated by reference as if expressly set forth herein, mutatis mutandis.

12.2     Assignment.  Neither Party may assign this Agreement without the consent of the other Party, except as otherwise provided in this Section 12.2.  Either Party may assign this Agreement in whole or in part to any Affiliate of such Party and, in the case of Allergan, to any Sublicensee of Allergan, without the consent of the other Party; provided that, such assignment is in connection with the transfer, sublicense or assignment of the LCA10 Program to the same assignee and the assigning Party provides the other Party with written notice of such assignment and the assignee agrees in writing to assume performance of all assigned obligations; further provided that, subject to any reduction on account of tax benefits provided for below, if any assignment by Allergan or Editas to an Affiliate, or in the case of Allergan, to a Sublicensee, would change the assigning Party’s jurisdiction of incorporation or residence for tax purposes and result in Withholding Taxes that would not exist if such assignment were not made, then the amount of any payment by such Affiliate or Sublicensee hereunder shall be increased so that the net amount payable to Editas or Allergan, as applicable, after the deduction of all incremental Withholding Taxes incurred as a result of such assignment equals the amount of the payment that would otherwise have been payable but for such assignment. Notwithstanding the foregoing, (a) if the non-assigning Party actually receives a tax benefit (including through the use of Tax credit, offset, or otherwise), determined on a with and without basis, as a result of such additional Withholding Taxes prior to any increased payment on account of Withholding Taxes being made, the assigning Party shall not be required to increase any payment to the extent of such tax benefit, and (b) if the non-assigning Party actually receives any such tax benefit within one year of an increased payment on account of Withholding Taxes having been made, the non-assigning Party shall promptly reimburse the assigning Party for the amount of any such benefit.  In the event of an assignment of this Agreement by Allergan, including to a Sublicensee, Allergan shall require the assignee to provide Editas, after such assignment, comparable rights and obligations with respect to governance of the Development of Co-Co Products as provided hereunder.  Further, subject to Section 10.8, each Party may assign this Agreement, and all of its rights and obligations, without the consent of the other Party to its successor-in-interest by way of merger, acquisition, or sale of all or substantially all of its business or assets to which this Agreement relates (“Successor-in-Interest”); provided that, such assignment is concurrent with the assigning Party’s or its Affiliate’s assignment of its obligations under the Alliance Agreement with respect to the LCA10 Program and the transfer or assignment of the LCA10 Program to the same assignee (including, in the case of Allergan, assignment or transfer by APIL, as applicable), such assigning Party provides the other Party with written notice of such assignment within [**] after such assignment, merger, acquisition or sale and the assignee agrees in writing to assume performance of all assigned obligations under this Agreement and the Alliance Agreement.  Subject to the foregoing, the terms of this Agreement shall be binding upon and shall inure to the benefit of the successors, heirs, administrators and permitted assigns of the Parties.  Any purported assignment in violation of this Section 12.2 shall be null and void.  If a Party assigns this Agreement in whole or in part to an Affiliate or Third Party as permitted by this Section 12.2, (x) the assigning Party shall thereafter remain primarily liable for the performance by such assignee of all of such Party’s financial obligations under this Agreement and the other Party may enforce such financial obligations against the assigning Party without first seeking to obtain performance from the assignee or exercising any other remedy or right that the enforcing Party may have, (y) the assigning Party shall thereafter remain primarily liable for causing such assignee to perform all of the assigning Party’s non-financial obligations under this Agreement and the other Party may enforce such obligation against the assigning Party to cause the performance by such assignee of such non-financial obligations without first seeking to obtain performance from the assignee or exercising any other remedy or right that the enforcing Party may have and (z) if the Party other than the assigning Party decides to proceed first to exercise any other remedy or right, or to proceed against another Person, the assigning Party shall nonetheless remain primarily liable for the performance of such assignee of all of the assigning Party’s financial obligations under this Agreement with respect to this Agreement and for causing such assignee to perform all of the assigning Party’s non-financial obligations under this Agreement with respect to this Agreement.  Editas shall provide Allergan at least [**] prior written notice of any Change of Control of Editas or assignment by Editas to any Successor-in-Interest pursuant to this Section 12.2.  Notwithstanding anything to the contrary in this Agreement, following any Change of Control of Editas or assignment by Editas to any Successor-in-Interest, Allergan shall have no obligation to disclose any non-financial information to or participate in any meetings with Editas or its Successor-in-Interest, and, at Allergan’s sole discretion, neither Editas nor its Successor-in-Interest shall be entitled to representation on Core Teams, Sub-Teams, satellite teams or the CWG, in each case unless and until Allergan allows the 30-day period specified in Section 10.8 to expire without exercising its rights under Section 10.8.

12.3     Notices.  Any notice or request required or permitted to be given under or in connection with this Agreement shall be deemed to have been sufficiently given if in writing and personally delivered or sent by certified mail (return receipt requested), facsimile transmission (receipt verified), or overnight express courier service (signature required), prepaid, to the Party for which such notice is intended, at the address set forth for such Party below:

If to Editas,
addressed to:	Editas Medicine, Inc.
11 Hurley Street
Cambridge, MA 02141
Attn: Chief Executive Officer
Copy to: Legal Affairs (email: legal@editasmed.com)
Facsimile: [**]

with a copy to:	Wilmer Cutler Pickering Hale and Dorr LLP
(which shall not	60 State Street
constitute notice)	Boston, MA 02109
Attention: Steven D. Barrett, Esq.

E-mail: Steven.Barrett@wilmerhale.com
Telephone: (617) 526-6000
Facsimile: (617) 526-5000

If to Allergan,
addressed to:	Allergan Sales, LLC
5 Giralda Farms
Madison, NJ 07940
Attention: General Counsel
Facsimile: [**]

with copies to:	Allergan Pharmaceuticals International Limited
(which shall not	Clonshaugh Industrial Estate
constitute notice)	Coolock
Dublin 17, Ireland
Attention: Secretary
Facsimile: [**]

Allergan plc
5 Giralda Farms
Madison, NJ 07940
Attention: General Counsel
Facsimile: [**]

Latham & Watkins LLP
12670 High Bluff Drive
San Diego, CA 92130
Attention: Steven T. Chinowsky, Esq.

E-mail: Steven.chinowsky@lw.com
Telephone: (858) 523-5400
Facsimile: (858) 523-5450

or to such other address for such Party as it shall have specified by like notice to the other Parties, provided that, notices of a change of address shall be effective only upon receipt thereof.  If delivered personally or by facsimile transmission, the date of delivery shall be deemed to be the date on which such notice or request was given.  If sent by overnight express courier service, the date of delivery shall be deemed to be the next Business Day after such notice or request was deposited with such service.  If sent by certified mail, the date of delivery shall be deemed to be the third (3rd) Business Day after such notice or request was deposited with the U.S. Postal Service.

12.4     Entire Agreement.  This Agreement and the Alliance Agreement, together with the Exhibits hereto and thereto, including, if and when the Parties enter into it, the Pharmacovigilance Agreement, set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto and supersede and terminate all prior agreements and understanding between the Parties.  In particular, and without limitation, this Agreement supersedes and replaces any and all term sheets relating to the transactions contemplated by this Agreement and exchanged between the Parties prior to the Effective Date.  There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as set forth herein and therein.  No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties.  In case of a conflict between the explicit terms of this Agreement and the explicit terms of the Alliance Agreement, this Agreement will prevail and supersede such conflicting terms of the Alliance Agreement solely to the extent explicitly set forth herein. If sent by certified mail, the date of delivery shall be deemed to be the third (3rd) Business Day after such notice or request was deposited with the U.S. Postal Service.

12.5     Independent Contractors.  Nothing herein shall be construed to create any relationship of employer and employee, agent and principal, partnership or joint venture between the Parties.  Each Party is an independent contractor.  Neither Party shall assume, either directly or indirectly, any liability of or for the other Party.  Except as otherwise provided in Section 8.4, neither Party shall have the authority to bind or obligate the other Party and neither Party shall represent that it has such authority.

[Signature Page Follows]

IN WITNESS WHEREOF,  and intending to be legally bound hereby, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

ALLERGAN SALES, LLC		EDITAS MEDICINE, INC.

By:	/s/ Stephen Kaufhold	By:	/s/ Cynthia Collins

Name:	Stephen Kaufhold	Name:	Cynthia Collins

Title:	Treasurer	Title:	Interim CEO

Signature Page to Co-Development and Commercialization Agreement